UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012
Commission File Nos. 001-13928
        333-181552-01

_______________________

ROYAL BANK OF CANADA
RBC COVERED BOND GUARANTOR LIMITED
PARTNERSHIP
 (Translation of Registrant’s name into English)

_______________________

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	55 Wellington Street, West 14th Floor Toronto, Ontario Canada M5V 3K7 Attention: Vice-President, Market Strategy and Execution, Corporate Treasury

 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                      Form 20-F ☐          Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S AND RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-181552) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of U.S.$2,500,000,000 1.200% Covered Bonds Due 2017 (the “Covered Bonds”) by Royal Bank of Canada and RBC Covered Bond Guarantor Limited Partnership (collectively, the “Registrants”), pursuant to the Registrants’ shelf registration statement on Form F-3 (File No. 333-181552):

EXHIBITS

Exhibit	Description of Exhibit
1.1	Underwriting Agreement, dated September 12, 2012.

4.1
Schedule I to the Trust Deed, dated June 29, 2012, amended to reflect modifications to Conditions 7.01, 7.03, and 13 to conform those provisions to the disclosure in the related base prospectus filed on July 30, 2012.

5.1	Opinion of Norton Rose Canada LLP as to the legality of the Covered Bonds, dated September 19, 2012.

23.1	Consent of Norton Rose Canada LLP (included as part of Exhibit 5.1).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA
By:	/s/ James Salem
Name: James Salem
Title: Senior Vice-President and Treasurer
RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP Royal Bank of Canada and RBC Covered Bond Guarantor Limited Partnership RBC Covered Bond Guarantor Limited Partnership
By:	/s/ David Power
Name: David Power
Title: President

 Date: September 19, 2012